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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~ *
PART III

SEC FILE NUMBER
8-53064

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **10/01/18** (MM/DD/YY) AND ENDING **09/30/19** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **MetLife Investors Distribution Company**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Park Avenue 4th Floor
(No. and Street)

New York	NY	10166
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stuart Turetsky — 813-983-6929
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

201 N. Franklin, Suite 3600	Tampa	FL	33602
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
NOV 27 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

RMS

OATH OR AFFIRMATION

I, Stuart Turetsky, swear or affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to MetLife Investors Distribution Company, as of September 30, 2019 are true and correct. I further swear (or affirm) that neither the Company, nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

ERIN A CASEY
MY COMMISSION # GG045738
EXPIRES November 08, 2020

Signature 11/26/2019
Date

AVP and Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

☒ Report of Independent Registered Public Accounting Firm

☒ (a) Facing Page

☒ (b) Statement of Financial Condition

☒ (c) Statement of Operations

☒ (d) Statement of Cash Flows

☒ (e) Statement of Changes in Stockholder's Equity

☐ (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors (Not Applicable)

☒ Notes to Financial Statements

☒ (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934

☒ (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934

☒ (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 3 under the Securities Exchange Act of 1934

☐ (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3

☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable)

☒ (l) An Oath or Affirmation

☐ (m) A Copy of the SIPC Supplemental Report (filed separately)

☐ (n) A Report Describing the Broker-Dealer's Compliance with the Exemption Provisions of Section k of SEC Rule 15c3-3 (the "Exemption Report") and Report of Independent Registered Public Accounting Firm Thereon (filed separately)

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

METLIFE INVESTORS DISTRIBUTION COMPANY
(SEC. I.D. No. 8-53064)

STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2019
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

Filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Suite 3600
201 N. Franklin Street
Tampa, FL 33602-5818
USA

Tel: +1 813 273 8300
Fax: +1 813 229 7698
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
MetLife Investors Distribution Company

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of MetLife Investors Distribution Company (the "Company"), an indirect wholly-owned subsidiary of MetLife, Inc. ("MetLife"), as of September 30, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Emphasis of Matter

As disclosed in Note 3, the accompanying financial statement has been prepared from the separate records maintained by MetLife and may not necessarily be indicative of the conditions that would have existed if the Company had been operated as an unaffiliated company. Our opinion was not modified with respect to this matter.

Deloitte & Touche LLP

November 26, 2019

We have served as the Company's auditor since 2001.

METLIFE INVESTORS DISTRIBUTION COMPANY

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2019

ASSETS	
Cash and cash equivalents	$ 20,284,879
Concessions receivable from affiliates	10,512,550
Service fee receivable	261,067
Other assets	681,378
TOTAL ASSETS	$ 31,739,874
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Commissions payable	$ 10,512,550
Due to affiliates	309,822
Accrued liabilities	71,624
Total liabilities	10,893,996
STOCKHOLDER'S EQUITY:	
Common stock, no par value; authorized 30,000 shares; issued and outstanding 25,000 shares	100,000
Additional paid-in capital	6,374,363
Retained earnings	14,371,515
Total stockholder's equity	20,845,878
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 31,739,874

See notes to statement of financial condition.

1. ORGANIZATION

MetLife Investors Distribution Company (the "Company" or "MLIDC") is a wholly owned subsidiary of MetLife Investors Group, Inc., which is a wholly owned subsidiary of MetLife, Inc. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "1934 Act"), and is a member of the Financial Industry Regulatory Authority ("FINRA"). "MetLife" as used in these Notes refers to MetLife, Inc., a Delaware Corporation, and its subsidiaries (other than the Company).

The Company serves as general distributor and principal underwriter of variable annuity and variable life insurance products issued by Metropolitan Life Insurance Company and Metropolitan Tower Life Insurance Company in the capacity of a wholesale broker-dealer by entering into distribution agreements with other registered broker-dealers. The Company is also the principal underwriter and general distributor for variable group life insurance policies issued by MetLife, as well as the principal underwriter of funding agreements issued by MetLife as private placement offering to an institutional investor. The variable annuity contracts, individual and group variable life insurance policies, as well as funding agreements are referred to in these Notes as ("The Products").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates – The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition.

Cash and Cash Equivalents – Cash and cash equivalents consist of cash and highly liquid investments with maturities, when purchased, of three months or less. Included in cash equivalents are $20,274,879 of money market funds.

Fair Value – Certain assets and liabilities are measured at estimated fair value in the Company's statement of financial condition. In addition, the notes to the statement of financial condition include further disclosures of estimated fair values. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In most cases, the exit price and the transaction (or entry) price will be the same at initial recognition.

Subsequent to initial recognition, fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets that are readily and regularly obtainable. When such quoted prices are not available, fair values are based on quoted prices in markets that are not active, quoted prices for similar but not identical assets or liabilities, or other observable inputs. If these inputs are not available, or observable inputs are not determinative,

unobservable inputs and/or adjustments to observable inputs requiring management judgment are used to determine the fair value of assets and liabilities.

Fair Value of Financial Instruments – Substantially all of the Company's financial assets and liabilities are carried at fair value or amounts that approximate fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels. Level 1 inputs are unadjusted quoted prices available in active markets as of the reporting date. Level 2 inputs are either directly or indirectly observable as of the reporting date, where fair value is determined through the use of models or other valuation methodologies. Level 3 inputs are unobservable, include situations where there is little, if any, market activity for the investment, and require significant management judgment or estimation, as well as the receivables and payables which are expected to be settled in the short-term in full.

Revenue Recognition – Revenue is comprised of concession revenues related to underwriting and distribution of the Products and service fees for the distribution of mutual fund investments made available through the Products, that are contractually agreed upon with customers. The performance obligation for concession revenues is to provide underwriting and distribution services, which are not separately distinct and therefore bundled as a single performance obligation. Mutual fund distribution services, which provides mutual fund share sales to Product clients on behalf of the mutual funds, also are comprised of services that are not separable and distinct and therefore bundled as a single performance obligation. Both services are provided to customers at a point in time and continuously throughout the time a Product remains contractually in-force. The consideration for concession revenues is variable in that is derived from Product account balances and fully constrained until policyholder behavior or capital market behavior is known. Mutual fund distribution service fees are also variable and fully constrained until a fund's average net daily assets is known each month. Revenues recognized for the period are primarily related to performance obligations satisfied, either fully or partially, in prior periods. The revenue recognized includes variable consideration to the extent it is probable that a significant reversal will not occur, which occurs by the end of each month for each revenue stream.

Income Taxes – The Company joins with MetLife and its includable subsidiaries in filing a consolidated U.S. life insurance and non-life insurance federal income tax return in accordance with the provisions of the Internal Revenue Code of 1986, as amended. Current taxes (and the benefits of tax attributes such as losses) are allocated to the Company under the consolidated tax return regulations and a tax sharing agreement. Under the consolidated tax return regulations, MetLife has elected the "percentage method" (and 100% under such method) of reimbursing companies for tax attributes, e.g., net operating losses. As a result, 100% of tax attributes are reimbursed by MetLife to the extent that consolidated federal income tax of the consolidated federal tax return group is reduced in a year by tax attributes. On an annual basis, each of the profitable subsidiaries pays to MetLife the federal income tax which it would have paid based upon that year's taxable income. If the Company has current or prior deductions and credits (including but not limited to losses) which reduce the consolidated tax liability of the consolidated federal tax return group, the deductions and credits are characterized as realized (or realizable) by the Company when those tax attributes are realized (or realizable) by the consolidated federal tax return group, even if the Company would not have realized the attributes on a stand-alone basis under a "wait and see" method.

The Company's accounting for income taxes represents management's best estimate of various events and transactions.

Deferred income tax assets and liabilities resulting from temporary differences between the financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

The realization of deferred income tax assets depends upon the existence of sufficient taxable income within the carryback or carryforward periods under the tax law in the applicable tax jurisdiction. Valuation allowances are established against deferred income tax assets when management determines, based on available information, that it is more likely than not that deferred income tax assets will not be realized. Significant judgment is required in determining whether valuation allowances should be established, as well as the amount of such allowances. When making such determination, the Company considers many factors, including:

- the nature, frequency, and amount of cumulative financial reporting income and losses in recent years;
- the jurisdiction in which the deferred tax asset was generated;
- the length of time that carryforward can be utilized in the various taxing jurisdictions;
- future taxable income exclusive of reversing temporary differences and carryforwards;
- future reversals of existing taxable temporary differences;
- taxable income in prior carryback years; and
- tax planning strategies.

The Company may be required to change its provision for income taxes when estimates used in determining valuation allowances on deferred income tax assets significantly change or when receipt of new information indicates the need for adjustment in valuation allowances. Additionally, the effect of changes in tax laws, tax regulations, or interpretations of such laws or regulations, is recognized in net income tax expense (benefit) in the period of change.

The Company determines whether it is more-likely-than-not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded on the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Unrecognized tax benefits due to tax uncertainties that do not meet the threshold are included within liabilities and are charged to earnings in the period that such determination is made.

The Company classifies interest recognized as interest expense and penalties recognized as a component of income tax expense.

Adoption of New Accounting Pronouncements – In May 2014, the FASB issued a comprehensive new revenue recognition standard (ASU 2014-09, Revenue from Contracts with Customers (Topic 606)), effective for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years. The Company applied this guidance retrospectively with a cumulative-effect adjustment as of October 1, 2018. The new guidance supersedes nearly all existing revenue recognition guidance under

U.S. GAAP. For those contracts that are impacted, the new guidance will require an entity to recognize revenue upon the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled, in exchange for those goods or services. The adoption of this new guidance had no impact on the Company's financial statements.

3. RELATED PARTY TRANSACTIONS

At September 30, 2019, the Company had concessions receivable from affiliates for $10,512,550.

MetLife provides services and support functions, including, but not limited to, payroll, legal, compliance and other general corporate services and charges the Company its allocated portion of such costs, which are presented as overhead charges from affiliates on the statement of operations. In addition, MetLife disburses compensation and other amounts on behalf of the Company, for which the Company reimburses MetLife. The Company's results of operations and statement of condition may not necessarily be indicative of those which would have resulted had the Company operated as an independent entity.

Due to affiliates includes amounts due to MetLife for allocated services and support functions, and amounts disbursed by MetLife on behalf of the Company.

4. REGULATORY REQUIREMENTS

As a broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1") under the 1934 Act which requires the maintenance of minimum net capital, as defined. The Company calculates net capital under the alternative method permitted by Rule 15c3-1, which defines the Company's minimum net capital as the greater of 2% of aggregate debit balances arising from customer transactions pursuant to Rule 15c3-3 under the 1934 Act, or $250,000. At September 30, 2019, the Company had net capital of $16,239,044 which was $15,989,044 in excess of the requirement of $250,000.

The Company carries no customer accounts and receives no customer funds or securities. Accordingly, the Company is exempt from Rule 15c3-3 under the 1934 Act pursuant to section (k)(1) of the rule.

5. INCOME TAXES

Deferred income tax represents the tax effect of the differences between the book and tax bases of assets and liabilities. The Company did not have any deferred income tax assets as of September 30, 2019.

The Company participates in a tax sharing agreement with MetLife, as described in Note 2. Pursuant to this tax sharing agreement, accrued liability included $71,624 for the year ended September 30, 2019.

The Company files income tax returns with the U.S. federal government and various state and local jurisdictions. The Company is under continuous examination by the Internal Revenue Service ("IRS") and other tax authorities in jurisdictions in which the Company has significant business operations. The income tax years under examination vary by jurisdiction. The Company is no longer subject to U.S. federal, state or local income tax examinations in major taxing jurisdictions for years prior to 2010.

The Company has no unrecognized tax benefits for the year ended September 30, 2019.

The Company had no penalties for the year ended September 30, 2019.

6. SUBSEQUENT EVENTS

The Company evaluated the recognition and disclosure of subsequent events through November 26th, 2019, the date the September 30, 2019 statement of financial condition of the Company was issued.

* * * * *

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